June 5, 2014

VIA EDGAR

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Victory Electronic Cigarettes Corporation
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed May 16, 2014
File No. 000-52745

Dear Mr. Dobbie:

We hereby submit the responses of Victory Electronic Cigarettes Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated May 28, 2014, to Brent David Willis, Chief Executive Officer of the Company, in regard to the above-referenced Amendment No. 1 to Preliminary Information Statement on Schedule 14C (the “Amendment”) to the Company’s Preliminary Information Statement on Schedule 14C filed on May 8, 2014 (the “Original 14C” and, as amended by the Amendment, the “Amended 14C”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 2 to the Original 14C filed with the Securities and Exchange Commission on June 5, 2014 (the “Second Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 14C, as further amended by the Second Amendment.

Preliminary Information Statement on Schedule 14C

Executive Compensation. page 12

Summary Compensation Table. page 12

1.
We note that the Summary Compensation Table on page 32 of your Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on March 31, 2014 contains fiscal year 2012 compensation information for Messrs. Willis and Hardgrove. Please revise this table accordingly or advise. Also, please tell us why the fiscal year 2013 base salary amounts for Messrs. Willis, Hartford and Hardgrove are different in the 10-K.

Company Response: We have revised the disclosure in the Second Amendment to include compensation for 2012 for Mr. Willis and Mr. Hardgrove as had been previously disclosed in the Company’s Annual Report on Form 10-K. In addition, amounts have been revised in the summary compensation table for Messrs. Willis, Hartford and Hardgrove, to be consistent with the amounts reported in the 10-K, which included compensation paid by the operating company in 2013 prior to the merger, which occurred on June 25, 2013. We have revised the disclosure in Mr. Hardgrove’s footnote to confirm that salary he received from the Company up to June 25, 2013 was received as compensation and not as management fees.

2.
We note your disclosure in footnote 4 to this table that Mr. Woods "resigned" and "received no compensation upon his termination or the change of control." Please revise this footnote to clarify whether Mr. Woods resigned or was terminated and to explain to what change of control you are referring.

Company Response: We have revised the disclosure in footnote 4 to clarify that Mr. Woods resigned. Additionally, we have revised the disclosure in footnote 4 to clarify that we are referring to the change of control that occurred on June 25, 2013, when we acquired Victory Electronic Cigarettes, Inc.

3.
We note that Mr. Woods also served as a director of your company until June 2013 and that Messrs. Willis and Hardgrove are currently directors. Please confirm that Mr. Woods did not receive any compensation for serving as a director and that your employee directors do not receive any additional compensation for serving as a director.

Company Response: We confirm that Mr. Woods did not receive any compensation for serving as a director and that our current employee directors do not receive any additional compensation for serving as a director.

4.
Please revise to include a footnote to the option awards column disclosing all assumptions made in the valuation of the awards by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Company Response: We have revised the compensation table by including a footnote to the option awards column disclosing all assumptions made in the valuation of the awards by reference to a discussion of these assumptions in our footnotes to the financial statements as filed with our Annual Report on Form 10-K, as amended, on May 6, 2014.

Director Compensation, page 16

5.
Please revise to include a footnote to the option awards column disclosing all assumptions made in the valuation of the awards by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See the Instruction to Item 402(r) and Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Please include similar disclosure for the warrants awarded to Mr. Fields.

Company Response: We have revised the director compensation table by including a footnote to the option awards column disclosing all assumptions made in the valuation of the awards by reference to a discussion of these assumptions in our footnotes to the financial statements as filed with our Annual Report on Form 10-K, as amended, on May 6, 2014. We have included similar disclosure for the warrants awarded to Mr. Fields as well.

6.
We note that the Director Compensation table on page 36 of your Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on March 31, 2014 discloses an option award to Mr. Fields with a grant date fair value of $5,000 yet there is no such option award reported in this table. The 10-K also does not disclose any amount under the All Other Compensation column for Mr. Fields but this table discloses $235,000 awarded to Mr. Fields. Please revise or advise.

Company Response: Mr. Fields did not receive any option awards for the fiscal year ended December 31, 2013, only the warrants which he received on becoming appointed director. The Company restated its financial statements (the “Restatement”) for the year ended December 31, 2013, as reflected on the Company’s Amendment No. 2 to Annual Report on Form 10-K filed with the Commission on May 6, 2014. The Restatement stemmed from a change in an input, which was the result of a change in the valuation methodology used to value the Company’s stock. The change in the input is used in the valuation models to determine the fair value of certain of the Company’s warrant liabilities, stock options and for the allocation of proceeds related to a convertible debt instrument. Based on this change in valuation methodology, the fair value of Mr. Fields’ warrants that he received was revised from $5,000 to $235,000. Additionally, in conjunction with the Restatement, the warrants were valued under FASB ASC 815 as opposed to FASB ASC 718 due to the anti-dilution provisions in the warrants, which prompted the moving of the charge from the “option award” column to the “all other compensation” column as only valuations under FASB ASC 718 can be disclosed in the “option award” column.

7.
Please revise to disclose for each director, by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Company Response: We have revised the disclosure for each director to indicate the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.

Potential Payments upon Termination or Change in Control. page 16

8.
We note your disclosure on page 13 that in the event of a significant financial event or a change in control, the vesting of any shares, options, warrants or share equivalents granted to Messrs. Willis and Hartford would be accelerated. We also note your disclosure in this section that your executive employment agreements do not provide any potential payments upon termination or change in control other than the vesting of any unvested options. Please revise the disclosure in this section to clarify, if true, that accelerated vesting would only occur in the event of a change of control or significant financial event as opposed to a termination event and that accelerated vesting would apply to all outstanding stock or option awards. Please also specify in this section which named executive officers would be eligible for such accelerated vesting.

Company Response: We have revised this section in the Second Amendment to clarify that none of our employment agreements call for any potential payments upon the termination or change in control other than Mr. Willis’s and Mr. Hartford’s employment agreements. Mr. Willis’s and Mr. Harford’s employment agreements call for the immediate vesting of all outstanding stock or option awards (including all shares, options, warrants or share equivalents) only upon a change in control or upon a significant financial event; there is no accelerated vesting that would occur upon a termination event.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel at (212) 603-6300.

Sincerely,

VICTORY ELECTRONIC CIGARETTES CORPORATION

By:	/s/ James P. McCormick
James P. McCormick
Chief Financial Officer